Exhibit 3.1

AMENDMENT
OF THE
BY-LAWS
OF
ENGELHARD CORPORATION

     Engelhard Corporation, a corporation organized and existing under the laws of Delaware (the “Corporation”), hereby certifies that:

     FIRST: Article I of the By-Laws is hereby amended by adding a new Section 10, which shall immediately follow Section 9, and which shall read in its entirety as follows:

        “SECTION 10. Inspectors of Written Consent. In the event of the delivery, in the manner prescribed by law or in these By-Laws, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with applicable law and these By-Laws represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board or any shareholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).”

     SECOND: The foregoing Amendment to the By-Laws of the Corporation was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware.